NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-25 NOV 22, 2006

Rubicon Announces Start of McFinley Drill Program, Red Lake, Ontario
- drilling on the Red Lake North project to recommence early January-

David W Adamson, President and CEO of Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to announce that a planned 2000-metre Phase I drill program will commence at the Company’s 100% controlled McFinley property in Red Lake Ontario on or around November 27, 2006. The McFinley project is strategically located in the heart of the prolific Red Lake gold camp and is host to the Rubicon’s Phoenix Gold Zone discovery which currently has a strike length of 500 metres and has been drilled to a depth of 200 metres. The program is designed to further test this zone from land based targets prior to a Phase II, ice-based drill program this winter with the objective of evaluating potential for a definable resource.

The Phoenix Zone discovery is considered to be analogous in style to the major Campbell-Red Lake gold deposits in the camp. Similarities include similar host rocks, well developed major structures with associated alteration, and both high-grade and sulphide replacement gold mineralization. A summary table of results to date from the Phoenix Zone discovery, along with additional project information and an updated presentation, is available on the Company’s website at www.rubiconminerals.com.

Rubicon is also pleased to announce the addition of P. Kenneth Williamson, M.Sc. to the Red Lake exploration team of geologists. Ken is currently completing his Ph.D. on the High Grade Zone at the Red Lake Mine which he commenced in 2002. His hands-on experience is a timely and positive addition to the McFinley technical team.

Red Lake North drilling suspended, will re-commence in early January

Drilling at Sidace Lake, funded by partner Solitaire Minerals Corporation, has been suspended and will re-commence in early January, 2007. Rubicon and Solitaire are drilling a deep master hole to evaluate potential for the down-dip continuation of the Main Discovery Zone on the adjacent Goldcorp/Planet Exploration Inc. project. In its MD&A dated June 30, 2006 (see www.sedar.com), Planet has indicated that “Thickness of the zone has improved with depth and so have gold values…” reported results include 5.76 g/t gold over 32 metres, at 468 metres down-hole (RL-06-128) and 11.66 g/t gold over 18 metres, at 523 metres down-hole (RL-06-112).

The Rubicon-Solitaire master hole is currently at a depth of 1600 metres (down hole) and is interpreted to have intersected a sequence of variably altered rocks which, based on public domain information, are interpreted to lie above the potential extension of the Main Discovery Zone. Drilling has been suspended to allow for the procurement of a drill capable of advancing this hole up to approximately 2000 metres. Should the hole intersect significant mineralization similar to that reported on the adjacent property, Solitaire has indicated to Rubicon that they will increase the current budget and aggressively pursue additional drilling on the project. The zone is interpreted to enter Rubicon property at approximately 800 metres below surface. A summary presentation of the target and project is also available on the Rubicon website.

RUBICON MINERALS CORPORATION

”David W. Adamson”

President & CEO

Current work programs are supervised by Terry Bursey, P.Geo, the project Qualified Person under the definition of NI 43-101.

Forward Looking Statement
This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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